Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our report dated November 22, 2005 with respect to the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows of The Toronto-Dominion Bank (the “Bank”) for the year ended October 31, 2005 which appear in the Bank’s 2007 Annual Report to Shareholders.

We also consent to the incorporation by reference of our report dated November 22, 2005 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-10 No. 333-140393),
2)	Registration Statement (Form F-3 No. 333-83232),
3)	Registration Statement (Form F-3 No. 333-124651),
4)	Registration Statement (Form S-8 No. 333-06598),
5)	Registration Statement (Form S-8 No. 333-12948),
6)	Registration Statement (Form S-8 No. 333-101026),
7)	Registration Statement (Form S-8 No. 333-116159),
8)	Registration Statement (Form S-8 No. 333-120815), and
9)	Registration Statement (Form S-8 No. 333-142253);

and in the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

/s/ Ernst & Young LLP	/s/ PricewaterhouseCoopers LLP
Chartered Accountants Licensed Public Accountants	Chartered Accountants Licensed Public Accountants

Toronto, Canada November 28, 2007	Toronto, Canada November 28, 2007